Exhibit 99.1

GMEX Robotics Issues Shareholder Letter: Advancing Socially Intelligent Machines

Sydney, Australia — August 11, 2026 — GMEX Robotics Corporation (Nasdaq: GMEX) (“GMEX” or the “Company”), a technology company focused on the development and commercialization of AI-powered robotics and intelligent automation solutions, today issued the following update to shareholders, building on the strategic priorities outlined in its May 2026 shareholder letter.

To our valued shareholders,

As we move through the second half of 2026, GMEX continues to execute against a clear and differentiated strategy: advancing our integrated “Terminal + Brain” operating ecosystem for embodied intelligence — the closed-loop system that connects the physical world of robotics with the digital world of artificial intelligence.

Since our last shareholder update on May 28, we have made meaningful progress on our strategy:

●	Strategic acquisition advanced: On July 28, we signed a definitive agreement to acquire an initial 30% fully diluted equity stake in MediaMeta.Ai, a social-intelligence AI company, subject to customary closing conditions, with the potential to acquire a controlling interest over time. If completed, this transaction will bring human-behavioral modeling capability — the layer most robotics AI does not attempt — into our Terminal + Brain platform

●	Connectivity pipeline advanced: On July 6, we entered into a non-binding Letter of Intent to acquire an equity interest in a California-based physical AI connectivity and sensing company. If completed, this would reduce fleet wireless latency from roughly 100 milliseconds to under 3 milliseconds — a meaningful unlock for dense multi-robot deployments

●	U.S. leadership added: On July 1, we appointed Brian Hartzband as President of U.S. Operations to lead our North American commercial expansion, strategic partnerships, and customer development

●	Hardware platform advanced: On June 11, we unveiled a tool-free vision sensor mounting system for industrial robots, cutting sensor-swap downtime by up to 90% versus traditional bolted fixtures

●	AI orchestration platform introduced: On August 3, we announced 247meta.ai, our multi-agent orchestration platform, which has entered final testing ahead of a planned commercial rollout in late September 2026 — delivering the 24/7, multi-model “digital workforce” capability referenced in our prior update

These milestones demonstrate that our strategy is moving from planning to execution.

Short-Term Strategy: Execution and Commercialization

Our immediate priorities are to complete the initial MediaMeta.Ai transaction, advance 247meta.ai toward commercial launch, continue evaluating the connectivity and sensing opportunity, and expand our North American commercial pipeline.

MediaMeta.Ai is expected to add social-intelligence AI and human-behavioral modeling to the “Brain” component of our platform, helping intelligent systems better interpret context, communication patterns, and human intent.

247meta.ai is designed to coordinate multiple AI agents and route tasks across proprietary and open-weight AI models based on the requirements of each workflow. We believe it provides a near-term commercial opportunity for GMEX’s AI capabilities while our broader physical robotics platform continues to advance.

Under Brian Hartzband’s leadership, we are also focused on developing strategic partnerships, expanding customer relationships, and converting our U.S. opportunity pipeline into pilot programs and commercial deployments.

Long-Term Strategy and Value Creation

Our long-term objective is to build a scalable physical AI platform rather than a collection of individual robotics products.

Within our “Terminal + Brain” ecosystem, robots, sensors, and operating hardware serve as the “Terminal,” while AI orchestration, social intelligence, connectivity, and fleet learning form the “Brain.”

Every deployed robot has the potential to generate real-world operating data that can improve navigation, interaction, task execution, and system performance across the broader fleet. As the installed base grows, we intend to develop three complementary revenue streams:

●	Robotics hardware

●	Recurring software, AI, and fleet-intelligence revenue

●	Deployment, maintenance, and support services

The underlying platform is intended to support applications across consumer and culinary robotics, hospitality, transportation and logistics, industrial automation, and resource exploration.

Our Path Forward

Our short-term focus is execution: completing strategic transactions, launching 247meta.ai, expanding our commercial presence, and securing real-world deployments.

Our long-term focus is platform value: integrating robotics hardware, artificial intelligence, connectivity, social understanding, and fleet-level learning into one scalable ecosystem.

GMEX is evolving from a precision hardware company into an integrated physical AI and social-intelligence platform designed to connect intelligent machines, advanced AI models, and real-world operations.

We appreciate your continued support and look forward to updating you further as these milestones progress.

Sincerely,

Yinying (Sam) Lu

Chief Executive Officer and Director, GMEX Robotics Corporation

About GMEX Robotics

Formerly known as Fitell Corporation, GMEX is a technology company focused on the development and commercialization of AI-powered robotics and intelligent automation solutions. The Company is advancing robotics applications across consumer, hospitality and commercial environments, combining artificial intelligence with hardware innovation to deliver efficient and scalable automation technologies.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of applicable securities laws.

Forward-looking statements are generally identified by words such as “will,” “expects,” “anticipates,” “believes,” “intends,” “plans,” “estimates,” “targets,” “may,” “should,” “would,” “could,” “potential,” and similar expressions, although not all forward-looking statements contain these identifying words. These statements reflect management’s current expectations and are based on information available as of the date of this press release. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied.

These risks and uncertainties include, without limitation: the failure to secure adoption of the product and services; the failure to comply with or obtain regulatory, corporate or third-party laws, regulations, contract terms or terms of use; the failure to protect the Company’s intellectual property rights while ensuring no aspect of related products or services infringe on the intellectual property rights of other parties; the possibility that anticipated strategic, technological or financial benefits of anticipated transactions may not be realized or may take longer to realize than expected; risks associated with integrating, developing, testing and commercializing acquired technology; the early-stage and evolving nature of the Company’s technologies; risks related to the introduction of competing products and services that are or are perceived to be superior to the Company’s; data privacy, cybersecurity, artificial-intelligence and cross-border regulatory risks; the generally competitive and rapidly evolving nature of the artificial-intelligence and robotics industries; macroeconomic and market conditions; and other risks described from time to time in GMEX’s filings with the U.S. Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. GMEX undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances occurring after the date of this press release, except as required by applicable law.

INVESTOR RELATIONS CONTACT

CORE IR

IR@GMEXRobotics.com

MEDIA CONTACT

CORE IR & PR

Press@GMEXRobotics.com

(212) 655-0924

www.GMEXRobotics.com